
March 29, 2023

James Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

> **Re: Lions Gate Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2022**
> **Filed May 26, 2022**
> **Item 2.02 Form 8-K dated February 9, 2023**
> **Response dated March 23, 2023**
> **File No. 001-14880**

Dear James Barge :

We have reviewed your March 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Item 2.02 Form 8-K dated February 9, 2023

Exhibit 99.1
Use of Non-GAAP Financial Measures, page 12

1. We note your response to comment 7 and related disclosure on pages 12 and 16. The compensation expenses related to the accretion of the noncontrolling interest discount related to Pilgrim Media Group and 3 Arts Entertainment, the amortization of the recoupable portion of the purchase price, and the earned distributions related to 3 Arts Entertainment appear to be normal and recurring expenses necessary to your operations and revenue generating activities. Please revise your presentation to remove such adjustments from your non-GAAP measure reconciliations. Alternatively, tell us in

greater detail why these adjustments are appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders..., page 18</u>

2.   We read your response to comment 8. Your non-GAAP adjustment for deferred tax valuation allowance removes the effects of the valuation allowance from your GAAP tax provision and appears to change your income taxes recognition method, resulting in an individually tailored accounting. Please remove this adjustment from your reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services